

January 7, 2013

Via E-mail
Mr. Juan Ramón Alaix
Chief Executive Officer
Zoetis Inc.
c/o Pfizer Inc.
235 East 42nd Street
New York, NY 10017

> **Re:** **Zoetis Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 28, 2012**
> **File No. 333-183254**

Dear Mr. Alaix:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Management, page 122
2012 summary compensation table, page 137

1. Please expand your summary compensation table to provide executive compensation information for the 2011 fiscal year for the individuals who were also named executive officers in 2011. Since you have provided the requested information in previous amendments, 2011 executive compensation information must be included in the latest amendment in addition to 2012 executive compensation information. For guidance, please refer to Instruction 1 to Item 402(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551- 3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036